UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File Number:  001-38502

EURODRY LTD.
(Translation of registrant's name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached hereto as Exhibit 1 is Management's Discussion and Analysis of Financial Condition and Results of Operations and unaudited interim condensed consolidated financial statements and related information and data of EuroDry Ltd. (the "Company") as of and for the six-month period ended June 30, 2022. Also attached hereto as Exhibit 101 is the Interactive Data file relating to the materials in this Report on Form 6-K, formatted in Inline Extensible Business Reporting Language (iXBRL).

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3 (File No. 333-238235) filed with the U.S. Securities and Exchange Commission on May 13, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURODRY LTD.

Dated: October 5, 2022	By:	/s/ Dr. Anastasios Aslidis
	Name:	Dr. Anastasios Aslidis
	Title:	Chief Financial Officer and Treasurer

MANAGEMENT'S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition and results of operations for the six months ended June 30, 2022. Unless otherwise specified herein, references to the "Company" or "we" shall include EuroDry Ltd and its subsidiaries. You should read the following discussion and analysis together with the unaudited interim consolidated condensed financial statements and related notes included elsewhere in this report. For additional information relating to our management's discussion and analysis of financial condition and results of operations, please see our annual report on Form 20-F for the year ended December 31, 2021 filed with the U.S. Securities and Exchange Commission on April 15, 2022.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table presents the Company’s selected consolidated financial and other data for each of the six-month periods ended June 30, 2021 and 2022, and as of December 31, 2021 and June 30, 2022. The selected consolidated statement of operations, cash flow and balance sheet data is derived from, and is qualified by reference to, our unaudited financial results for the six-month periods ended June 30, 2021 and 2022.

EuroDry Ltd. – Summary of Selected Historical Financials

	Six Months Ended June 30
	2021	2022
Statement of Operations Data
Time charter revenue	24,045,594	41,688,577
Commissions	(1,379,688)	(2,436,200)
Voyage expenses, net	443,075	895,290
Vessel operating expenses	(6,241,943)	(9,225,158)
Dry-docking expenses	(57,174)	(1,685,985)
Related party management fees	(1,085,825)	(1,464,064)
Vessel depreciation	(3,412,475)	(5,325,634)
General and administrative expenses	(1,151,151)	(1,432,236)
Operating income	11,160,413	21,014,590
Other (expenses) / income, net	(8,077,734)	97,938
Net income	3,082,679	21,112,528
Dividend Series B Preferred Shares	(570,925)	-
Preferred deemed dividend	(120,000)	-
Net income attributable to common shareholders	2,391,754	21,112,528
Earnings per share attributable to common shareholders, basic	1.03	7.35
Weighted average number of shares outstanding during the period, basic	2,322,588	2,872,966
Earnings per share attributable to common shareholders, diluted	1.01	7.25
Weighted average number of shares outstanding during the period, diluted	2,364,879	2,911,737

Cash Flow Data	Six Months Ended June 30,
	2021	2022
Net cash provided by operating activities	9,963,293	21,275,341
Net cash used in investing activities	(7,160,876)	(37,454,422)
Net cash provided by / (used in) financing activities	8,479,594	(4,897,825)

Balance Sheet Data	December 31, 2021	June 30, 2022
Total current assets	30,409,943	14,318,410
Vessels, net	128,492,819	160,220,613
Other non-current assets	2,430,113	2,660,630
Total assets	161,332,875	177,199,653
Total current liabilities	17,706,547	25,989,587
Total long-term liabilities	64,702,947	48,123,176
Long term debt, including current portion	78,652,667	71,177,803
Total liabilities	82,409,494	74,112,763
Share capital	29,192	29,843
Total shareholders' equity	78,923,381	103,086,890

	Six Months Ended June 30,
	2021	2022
Other Fleet Data (1)
Number of vessels	7.19	10.17
Calendar days	1,300.9	1,841.0
Available days	1,300.9	1,791.3
Voyage days	1,297.1	1,772.5
Utilization Rate (percent)	99.7%	99.0%
(In U.S. dollars per day per vessel)
Average TCE rate (2)	18,879	24,025
Vessel Operating Expenses	4,798	5,011
Management Fees	835	795
General &Administrative Expenses	885	778
Total Operating Expenses excluding drydocking expenses	6,518	6,584
Drydocking expenses	44	916

(1) For the definition of calendar days, available days, voyage days and utilization rate see our annual report on Form 20-F for the year ended December 31, 2021 (“Item 5A-Operating Results.”) filed on April 15, 2022.

(2) Time charter equivalent rate, or TCE rate, is a measure of the average daily net revenue performance of our vessels. Our method of calculating TCE is determined by dividing time charter revenue and voyage charter revenue, net of voyage expenses or time charter equivalent revenue, or TCE revenues, by the number of voyage days during the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by a charterer under a time charter whereas under spot market voyage charters, we pay such voyage expenses. TCE revenues, a non-GAAP measure, provides additional meaningful information in conjunction with shipping revenues, the most directly comparable GAAP measure, because it assists Company’s management in making decisions regarding the deployment and use of its vessels and because we believe it provides useful information to investors regarding the Company's financial performance. TCE revenues and TCE rate are also standard shipping industry performance measures used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters, pool agreements and bareboat charters) under which the vessels may be employed between the periods (see also “Item 5A-Operating Results” in our annual report on Form 20-F for the year ended December 31, 2021). Our definition of TCE revenues and TCE rate may not be comparable to that used by other companies in the shipping industry.

The following table reflects the reconciliation of TCE revenues to time charter revenue and voyage charter revenue, if any, as reflected in the unaudited condensed consolidated statements of operations and our calculation of TCE rates for the periods presented.

	Six Months Ended June 30
	2021	2022
(In U.S. dollars, except for voyage days and TCE rates which are expressed in U.S. dollars per day)
Time charter revenue	24,045,594	41,688,577
Voyage expenses, net	443,075	895,290
Time Charter Equivalent or TCE Revenues	24,488,669	42,583,867
Voyage days	1,297.1	1,772.5
Average TCE rate	18,879	24,025

Six months ended June 30, 2022 compared to six months ended June 30, 2021.

Time charter revenue. Time charter revenue for the six month period ended June 30, 2022 was $41.7 million, significantly increased compared to the same period in 2021 during which time charter revenue amounted to $24.0 million. The increase in time charter revenue was due to the fact that market charter rates in the six months of 2022 were on average at higher levels for our vessels compared to the first six months of 2021. While employed, our vessels generated an increased average TCE rate of $24,025 per vessel per day that our vessels generated in the first six months of 2022 compared to $18,879 per day per vessel for the same period in 2021 (see calculation in the table above). Another factor contributing to the increase of time charter revenue in the six months of 2022 was the increased average number of vessels compared to the same period of 2021. An average of 10.17 vessels operated in the six months of 2022 for a total of 1,841 ownership days as compared to an average of 7.19 vessels during the same period in 2021 or 1,300.9 ownership days. In the first six months of 2022 our fleet had 1,772.5 voyage days earning revenue as compared to 1,297.1 voyage days earning revenue in the six months of 2021. We had 49.7 scheduled off-hire days, including drydocking and laid-up time, 6.1 commercial off-hire days and 12.7 operational off-hire days in the first six months of 2022 compared to zero scheduled off-hire days, including drydocking and laid-up time, zero commercial off-hire and 3.8 operational off-hire days in the first six months of 2021.

Commissions. Commissions for the six month period ended June 30, 2022 were $2.4 million, representing 5.8% of charter revenues. This represents an increase compared to the six month period ended June 30, 2021, where commissions amounted to $1.4 million, representing 5.7% of charter revenues. The overall level of commissions depends on the agreed commission for each charter contract.

Voyage expenses, net. Voyage expenses, net for the six month period ended June 30, 2022 amounted to an income of $0.9 million resulting mainly from a gain on bunkers, compared to an income of $0.4 million for the same period of 2021, resulting again mainly from gain on bunkers.

Vessel operating expenses. Vessel operating expenses were $9.2 million during the first six months of 2022 compared to $6.2 million for the same period of 2021, resulting mainly from the higher average number of vessels owned and operated in the first half of 2022 compared to the corresponding period of 2021. The increase in vessel operating expenses was also attributable to increased insurance premiums, as well as increased crewing costs resulting from difficulties in crew rotation due to COVID-19 restrictions in 2022, compared to the corresponding period in 2021, resulting in daily vessel operating expenses per vessel increasing between the two periods to $5,011 per day per vessel in the first six months of 2022 compared to $4,798 per vessel per day during the same period of 2021, a 4.4% increase.

Related party management fees. These are part of the fees we pay to Eurobulk Ltd. and Eurobulk (Far East) Ltd. Inc. (each a "Manager" and together, the "Managers") under our Master Management Agreement. During the first six months of 2022, Eurobulk charged us 720 Euros per day per vessel totaling $1.5 million for the period, or $795 per day per vessel. In the same period of 2021, management fees amounted to $1.1 million, or $835 per day per vessel based on the daily rate per vessel of 685 Euros, which was effective until December 31, 2021. The increase in the total management fees is primarily due to the higher number of vessels operating during the first six months of 2022 compared to the same period of 2021 and the increase in the daily management fee rate, partly offset by the favourable movement in Dollar/Euro exchange rates.

General and administrative expenses. These expenses include the fixed portion of our management fees, incentive awards, legal and auditing fees, directors’ and officers’ liability insurance and other miscellaneous corporate expenses. In the first six months of 2022, general and administrative expenses were $1.4 million compared to $1.2 million for the same period of 2021.This increase is mainly attributable to the increased cost of our stock incentive plan.

Drydocking expenses. These are expenses we pay for our vessels to complete a drydocking as part of an intermediate or special survey or, in some cases, an in-water survey in lieu of a drydocking. The cost of passing a survey increases significantly if a dry-docking is required and depends on the extent of work that needs to be performed (such as amount of steel replacement required), the location of the drydock yard and whether it is an intermediate or a special survey with the latter almost always requiring a drydocking and more extensive work. In the first six months of 2022, two of our vessels completed their special survey with drydocking for a total expense of $1.7 million during the period. In the first six months of 2021, we had no vessels passing their special or intermediate survey.

Vessel depreciation. Vessel depreciation for the six month period ended June 30, 2022 was $5.3 million. Comparatively, vessel depreciation for the six month period ended June 30, 2021 amounted to $3.4 million. This increase was due to the higher average number of vessels operating in the first six months of 2022 compared to the same period of 2021.

Interest and other financing costs. Interest expense and other financing costs for the six month period ended June 30, 2022 amounted to $1.4 million compared to $1.1 million for the same period in 2021. The increase is primarily due to the increased amount of debt and LIBOR rate in the six month period ended June 30, 2022 compared to the same period in 2021. For the six-month period ended June 30, 2022, our average outstanding debt was approximately $75 million compared to an average outstanding debt of approximately $55 million for the six-month period ended June 30, 2021. The weighted average LIBOR rate on our bank debt for the six month period ended June 30, 2022 was 0.6% and the weighted average margin over LIBOR was 2.9%, for a total weighted average interest rate of 3.5% per annum as compared to a weighted average LIBOR rate for the six month period ended June 30, 2021 of 0.2% and a weighted average margin over LIBOR of 2.9% for a total weighted average interest rate of 3.1% per annum.

Loss on debt extinguishment. For the six month period ended June 30, 2022, the Company did not incur any loss on debt extinguishment. For the six month period ended June 30, 2021, loss on debt extinguishment was $1.6 million and related to the conversion of our related party loans, with an outstanding balance of $3.3 million, into common shares of the Company. The difference between the share price and the conversion price was reflected in loss on debt extinguishment.

Other income / (expenses), net. This line includes in addition to Interest and other financing costs and Loss on debt extinguishment, discussed above, (Loss)/gain on derivatives, net, Foreign exchange (loss)/gain and Interest income. In the first six months of 2022, the Company recognized a $1.0 million gain on five interest rate swaps as well as a $0.5 million unrealized gain on Forward Freight Agreement (“FFA”) contracts entered into during 2022, as compared to a $0.1 million gain on three interest rate swaps and a $4.1 million unrealized loss and $1.3 million realized loss on FFA contracts entered into during 2021. We enter into interest rate swaps to mitigate our exposure to possible increases in interest rates. Similarly, we enter into FFA contracts to mitigate our exposure to possible declines in drybulk market rates. Overall, Other income / (expenses), net amounted to a total income of $0.1 million for the first six months of 2022, compared to a total expense of $8.1 million during the first six months of 2021.

Net income and net income attributable to common shareholders. As a result of the above, net income and net income attributable to common shareholders for the six months ended June 30, 2022 was $21.1 million compared to a net income of $3.1 million for the same period in 2021. After accounting for dividends of $0.57 million on our Series B Preferred Shares which were fully redeemed in December 2021, and a preferred deemed dividend of $0.12 million, the net income attributable to common shareholders amounted to $2.4 million for the six months ended June 30, 2021.

Liquidity and capital resources

Historically, our sources of funds have been equity provided by our shareholders, operating cash flows and long-term borrowings and proceeds from vessel sales. Our principal use of funds has been capital expenditures to establish and expand our fleet, maintain the quality of our vessels during operations and the periodically required drydockings, comply with international shipping standards and environmental laws and regulations, fund working capital requirements and, if necessary, operating shortfalls, make principal repayments on outstanding loan facilities, and pay preferred dividends.

Our short-term liquidity requirements include paying operating expenses, funding working capital requirements, interest and principal payments on outstanding debt , repurchasing common shares under our shares repurchase program (refer to “Recent Developments” section) and maintaining cash reserves to strengthen our position against adverse fluctuations in operating cash flows.

Our long-term liquidity requirements are funding the equity portion of vessel acquisitions and debt repayment.

Our total cash and cash equivalents and restricted cash at June 30, 2022 were $8.5 million, a decrease of $21.0 million from $29.5 million at December 31, 2021. We hold cash and cash equivalents primarily in U.S. Dollars, with a minor balance held in Euros. We conduct our funding and treasury activities based on corporate policies designed to minimize borrowing costs and maximize investment returns while maintaining the safety of the funds and appropriate levels of liquidity for our purposes.

We are exposed to market risk from changes in interest rates and market rates for vessels. We use interest rate swaps to manage interest costs and the risks associated with changing interest rates of some of our loans. We also take positions in FFA contracts, with an objective to utilize those instruments as economic hedges to reduce the risk arising from the volatility in vessel charter rates for vessels trading in the spot market and to take advantage of short term fluctuations in the market prices.

Cash Flows

As of June 30, 2022, we had a working capital deficit of $11.7 million mainly due to a balloon loan repayment of $11.3 million due in April 2023. For the six-month period ended June 30, 2022 we reported a net income and a net income attributable to common shareholders of $21.1 million and generated net cash from operating activities of $21.3 million. Our cash balance amounted to $5.2 million and cash in restricted and retention accounts amounted to $3.3 million as of June 30, 2022. In addition, on September 30, 2022, a loan of $20 million was drawn using as collateral the two vessels acquired in 2022 (refer to “Recent Developments” section). We intend to fund our working capital requirements and capital commitments via cash on hand and cash flows from operations. In the event that these are not sufficient, we may also use funds from debt refinancing, debt balloon payment refinancing, proceeds from our on-going at-the-market offering and other equity offerings, if required, among other options. We believe we will have adequate funding through the sources described above and, accordingly, we believe we have the ability to continue as a going concern and finance our obligations as they come due over the next twelve months following the date of the issuance of our financial statements. Consequently, our interim condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

Net cash from operating activities.

Our cash flow surplus from operating activities for the six months ended June 30, 2022 was $21.3 million as compared to a cash flow surplus from operating activities of $10.0 million in the six months ended June 30, 2021.

The major driver of the change of cash flows from operating activities for the period ended June 30, 2022 compared to the period ended June 30, 2021 was the increase in net revenue to $39.3 million for the six-month period ended June 30, 2022 from $22.7 million for the corresponding period in 2021, which was also reflected in our operating income after excluding non-cash items i.e. depreciation and share based compensation, of $26.7 million for the period ended June 30, 2022 compared to an operating income after excluding non-cash items for the respective period i.e. depreciation and share based compensation, of $14.7 million for the corresponding period in 2021.

Net cash from investing activities.

Net cash flows used in investing activities were $37.5 million for the six month period ended June 30, 2022, compared to $7.2 million for the same period of 2021. The amount paid in the six month period ended June 30, 2022 relates mainly to the acquisitions of M/V “Molyvos Luck” and M/V “Santa Cruz”. The amount paid in the six month period ended June 30, 2021 relates mainly to the acquisition of M/V “Blessed Luck”.

Net cash from financing activities.

Net cash flows used in financing activities were $4.9 million for the six months ended June 30, 2022, compared to net cash flows provided by financing activities of $8.5 million for the six months ended June 30, 2021. In the six months ended June 30, 2022, debt principal payments decreased by $21.2 million, compared to the same period of 2021. Net proceeds from the issuance of common stock (net of commissions paid), for the six month period ended June 30, 2022 amounted to $2.7 million, as compared to $3.0 million during the same period in 2021. During the six months ended June 30, 2021, the Company also had an inflow of $37.3 million from the proceeds of long term debt (net of loan arrangement fees paid and including a related party loan). There were no proceeds from long term debt for the same period in 2022. In addition, during the six months ended June 30, 2021 there was an outflow of $3.0 million used for redemption of Series B preferred shares.

Debt Financing

We operate in a capital intensive industry which requires significant amounts of investment, and we fund a portion of this investment through long term debt. We target debt levels we consider prudent at the time of conclusion of such debt funding based on our market expectations, cash flow, interest coverage and percentage of debt to capital amongst other factors.

As of June 30, 2022, we had six outstanding loans with a combined outstanding balance of $71.8 million. These loans mature between 2023 and 2027. Our long-term debt as of June 30, 2022 comprises bank loans granted to our vessel-owning subsidiaries with margins over LIBOR ranging from 2.7% to 3.6%. A description of our loans as of June 30, 2022 is provided in Note 5 of our attached unaudited interim condensed consolidated financial statements. As of June 30, 2022, we are scheduled to repay approximately $23.2 million of the above loans in the following twelve months.

Recent Developments

Please refer to Note 11 to our unaudited condensed consolidated financial statements, included elsewhere herein, for developments that took place after June 30, 2022.

EuroDry Ltd. and Subsidiaries

Unaudited Interim Condensed Consolidated Financial Statements

Index to unaudited interim condensed consolidated financial statements

EuroDry Ltd. and Subsidiaries

Unaudited Condensed Consolidated Balance Sheets

(All amounts expressed in U.S. Dollars – except number of shares)

	Notes	December 31, 2021	June 30, 2022
Assets
Current assets
Cash and cash equivalents		26,847,426	5,159,611
Trade accounts receivable, net		775,035	3,199,787
Other receivables		1,242,803	783,889
Inventories		770,342	796,166
Restricted cash	5, 10	459,940	1,271,849
Derivatives	10	-	949,201
Prepaid expenses		314,397	234,015
Due from related companies		-	1,923,892
Total current assets		30,409,943	14,318,410

Long-term assets
Vessels, net	3	128,492,819	160,220,613
Derivatives	10	210,113	640,630
Restricted cash	5	2,220,000	2,020,000
Total assets		161,332,875	177,199,653

Liabilities and shareholders’ equity
Current liabilities
Long-term bank loans, current portion	5	13,949,720	23,054,627
Trade accounts payable		855,825	1,432,615
Accrued expenses		852,442	749,462
Deferred revenues		1,514,543	752,883
Derivatives	10	289,430	-
Due to related companies	4	244,587	-
Total current liabilities		17,706,547	25,989,587
Long-term liabilities
Long-term bank loans, net of current portion	5	64,702,947	48,123,176
Total long-term liabilities		64,702,947	48,123,176
Total liabilities		82,409,494	74,112,763

(Unaudited Condensed Consolidated balance sheets continue on the next page)

EuroDry Ltd. and Subsidiaries

Unaudited Condensed Consolidated Balance Sheets

(All amounts expressed in U.S. Dollars – except number of shares)

(continued)

	Notes	December 31, 2021	June 30, 2022
Commitments and Contingencies	6

Shareholders’ equity
Common stock (par value $0.01, 200,000,000 shares authorized, 2,919,191 and 2,984,321 issued and outstanding, respectively)		29,192	29,843
Additional paid-in capital		67,963,707	71,014,037
Retained earnings		10,930,482	32,043,010
Total shareholders’ equity		78,923,381	103,086,890
Total liabilities and shareholders’ equity		161,332,875	177,199,653

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

EuroDry Ltd. and Subsidiaries

Unaudited Condensed Consolidated Statements of Operations

(All amounts expressed in U.S. Dollars – except number of shares)

		Six months ended June 30,
	Notes	2021	2022
Revenues
Time charter revenue		24,045,594	41,688,577
Commissions (including $300,570 and $521,107, respectively, to related party)	4	(1,379,688)	(2,436,200)
Net revenue		22,665,906	39,252,377

Operating expenses
Voyage expenses, net		(443,075)	(895,290)
Vessel operating expenses (including $57,794 and $111,161, respectively, to related party)	4	6,241,943	9,225,158
Dry-docking expenses		57,174	1,685,985
Vessel depreciation	3	3,412,475	5,325,634
Related party management fees	4	1,085,825	1,464,064
General and administrative expenses (including $625,000 to related party)	4	1,151,151	1,432,236
Total operating expenses		11,505,493	18,237,787
Operating income		11,160,413	21,014,590

Other income/(expenses)
Interest and other financing costs (including $25,533 and nil, respectively, to related party)	5	(1,121,172)	(1,405,623)
Loss on debt extinguishment	4	(1,647,654)	-
(Loss) / gain on derivatives, net	10	(5,314,405)	1,475,799
Foreign exchange (loss) / gain		(4,912)	27,376
Interest income		10,409	386
Other (expenses) / income, net		(8,077,734)	97,938
Net income		3,082,679	21,112,528
Dividends to Series B Preferred shares	9	(570,925)	-
Preferred deemed dividend	9	(120,000)	-
Net income attributable to common shareholders		2,391,754	21,112,528
Earnings per share attributable to common shareholders, basic	8	1.03	7.35
Weighted average number of shares outstanding during the period, basic	8	2,322,588	2,872,966
Earnings per share attributable to common shareholders, diluted	8	1.01	7.25
Weighted average number of shares outstanding during the period, diluted	8	2,364,879	2,911,737

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

EuroDry Ltd. and Subsidiaries

Unaudited Condensed Consolidated statements of Shareholders’ Equity

(All amounts expressed in U.S. Dollars – except number of shares)

	Number of Shares Outstanding	Common Stock Amount	Additional Paid-in Capital	(Accumulated Deficit) / Retained Earnings	Total

Balance, January 1, 2021	2,348,216	23,482	53,048,060	(18,472,150)	34,599,392
Net income	-	-	-	3,082,679	3,082,679
Dividends to Series B preferred shares	-	-	-	(570,925)	(570,925)
Preferred deemed dividend	-	-	-	(120,000)	(120,000)
Issuance of shares sold at the market (ATM), net of issuance costs	103,818	1,038	2,955,556	-	2,956,594
Issuance of shares in connection with debt to shares conversion	180,308	1,803	4,945,851	-	4,947,654
Offering expenses	-	-	(13,667)	-	(13,667)
Share-based compensation	-	-	107,972	-	107,972
Balance, June 30, 2021	2,632,342	26,323	61,043,772	(16,080,396)	44,989,699

Balance January 1, 2022	2,919,191	29,192	67,963,707	10,930,482	78,923,381
Net income	-	-	-	21,112,528	21,112,528
Issuance of shares sold at the market (ATM), net of issuance costs	65,130	651	2,684,951	-	2,685,602
Share-based compensation	-	-	365,379	-	365,379
Balance, June 30, 2022	2,984,321	29,843	71,014,037	32,043,010	103,086,890

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

EuroDry Ltd. and Subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows

(All amounts expressed in U.S. Dollars)

	For the six months ended June 30,
	2021	2022
Cash flows from operating activities:
Net income	3,082,679	21,112,528
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation	3,412,475	5,325,634
Amortization of deferred charges	201,073	95,137
Share-based compensation	107,972	365,379
Unrealized loss on derivatives	3,848,652	(1,669,148)
Loss on debt extinguishment	1,647,654	-
Changes in operating assets and liabilities	(2,337,212)	(3,954,189)
Net cash provided by operating activities	9,963,293	21,275,341

Cash flows from investing activities:
Cash paid for vessel capitalized expenses	(34,163)	(486,035)
Cash paid for vessel acquisitions	(7,126,713)	(36,968,387)
Net cash used in investing activities	(7,160,876)	(37,454,422)

Cash flows from financing activities:
Redemption of Series B preferred shares	(3,000,000)	-
Proceeds from issuance of common stock, net of commissions paid	2,956,594	2,685,602
Offering expenses paid	-	(12,427)
Loan arrangement fees paid	(400,000)	-
Proceeds from related party loan	6,000,000	-
Proceeds from long-term bank loans	31,700,000	-
Repayment of long-term bank loans	(28,777,000)	(7,570,000)
Net cash provided by / (used in) financing activities	8,479,594	(4,896,825)

Net increase / (decrease) in cash and cash equivalents and restricted cash	11,282,011	(21,075,906)
Cash, cash equivalents and restricted cash at beginning of period	4,606,318	29,527,366
Cash, cash equivalents and restricted cash at end of period	15,888,329	8,451,460

Cash breakdown
Cash and cash equivalents	8,498,873	5,159,611
Restricted cash, current	5,489,456	1,271,849
Restricted cash, long term	1,900,000	2,020,000
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	15,888,329	8,451,460

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

EuroDry Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

1. Basis of Presentation and General Information

EuroDry Ltd. (the “Company” or “EuroDry”) was formed by Euroseas Ltd. (“Euroseas” or “former Parent Company”) on January 8, 2018 under the laws of the Republic of the Marshall Islands to serve as the holding company of seven subsidiaries (the "Subsidiaries") contributed by Euroseas to EuroDry in connection with the spin-off of Euroseas' drybulk vessels held for use as of December 31, 2017 (the "Spin-off"). On May 30, 2018, Euroseas contributed these Subsidiaries to EuroDry in exchange for 2,254,830 common shares in EuroDry, which Euroseas distributed to holders of Euroseas common stock on a pro rata basis. Further, on May 30, 2018 Euroseas distributed shares of the Company’s Series B Preferred Stock (the “EuroDry Series B Preferred Shares”) to holders of Euroseas’ Series B Preferred Shares, representing 50% of Euroseas Series B Preferred Stock. EuroDry’s common shares trade on the Nasdaq Capital Market under the ticker symbol “EDRY”.

The operations of the vessels are managed by Eurobulk Ltd. ("Eurobulk" or “Manager”) and Eurobulk (Far East) Ltd. Inc. (“Eurobulk FE”), collectively the “Managers” or the “Management Companies”, corporations controlled by members of the Pittas family. Eurobulk has an office in Greece located at 4 Messogiou & Evropis Street, Maroussi, Greece; Eurobulk FE has an office at Manilla, Philippines Suite 1003, 10th Floor Ma. Natividad Building, 470 T.M. Kalaw cor. Cortada Sts., Ermita. Both provide the Company with a wide range of shipping services such as technical support and maintenance, insurance consulting, chartering, financial and accounting services, while Eurobulk also provides executive management services, in consideration for fixed and variable fees (see Note 4).

The Pittas family is the controlling shareholder of Friends Dry Investment Company Inc., Family United Navigation Co. and Ergina Shipping, which, in turn, owns 43.3% of the Company’s shares as of June 30, 2022. Mr. Aristides J. Pittas is the Chairman and Chief Executive Officer of the Company and Euroseas.

The accompanying unaudited condensed consolidated financial statements include the accounts of EuroDry Ltd., and its wholly owned vessel owning subsidiaries and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2021 as filed with the U.S. Securities and Exchange Commission ("SEC") on Form 20-F on April 15, 2022.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) for interim financial information. Accordingly, they do not include all the information and notes required by US GAAP for complete financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the six month period ended June 30, 2022 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2022.

EuroDry Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

1. Basis of Presentation and General Information - continued

As of June 30, 2022, the Company had a working capital deficit of $11.7 million mainly due to a balloon loan repayment of $11.3 million due in April 2023. For the six-month period ended  June 30, 2022, the Company reported a net income and a net income attributable to common shareholders of $21.1 million and generated net cash from operating activities of $21.3 million. The Company’s cash balance amounted to $5.2 million and cash in restricted and retention accounts amounted to $3.3 million as of June 30, 2022. In addition, on September 30, 2022, a loan of $20 million was drawn using as collateral the two vessels acquired in 2022 (see Note 11). The Company intends to fund its working capital requirements and capital commitments via cash on hand and cash flows from operations. In the event that these are not sufficient, the Company may also use funds from debt refinancing, debt balloon payment refinancing, proceeds from its on-going at-the-market offering and other equity offerings, if required, among other options. The Company believes it will have adequate funding through the sources described above and, accordingly, it believes it has the ability to continue as a going concern and finance its obligations as they come due over the next twelve months following the date of the issuance of these financial statements. Consequently, the interim condensed consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

2. Significant Accounting Policies and Recent Accounting Pronouncements

A summary of the Company's significant accounting policies and recent accounting pronouncements are included in Note 2 of the Company’s consolidated financial statements, included in the Annual Report on Form 20-F for the fiscal year ended December 31, 2021 (the “2021 Annual Report”). There have been no changes to the Company’s significant accounting policies and recent accounting pronouncements in the six-month period ended June 30, 2022.

EuroDry Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

3. Vessels, net

The amounts in the accompanying unaudited condensed consolidated balance sheets are as follows:

	Costs	Accumulated Depreciation	Net Book Value
Balance, January 1, 2022	175,645,852	(47,153,033)	128,492,819
Depreciation for the period	-	(5,325,634)	(5,325,634)
Delivery of M/V “Molyvos Luck”	21,214,125	-	21,214,125
Delivery of M/V “Santa Cruz”	15,755,368		15,755,368
Capitalized expenses	83,935	-	83,935
Balance, June 30, 2022	212,699,280	(52,478,667)	160,220,613

On January 12, 2022, Molyvos Shipping Ltd. signed a memorandum of agreement to purchase M/V “Molyvos Luck”, a 57,924 dwt drybulk vessel built in 2014, for a purchase price plus costs to make the vessel available for use of $21,214,125. M/V “Molyvos Luck” was delivered to the Company on February 11, 2022.

On April 18, 2022, Santa Cruz Shipowners Ltd. signed a memorandum of agreement to purchase M/V “Santa Cruz”, a 76,440 dwt drybulk vessel built in 2005, for a purchase price plus costs to make the vessel available for use of $15,755,368. M/V Santa Cruz was delivered to the Company on April 20, 2022.

As of June 30, 2022 all vessels, except for M/V “Santa Cruz” and M/V “Molyvos Luck”, are used as collateral under the Company’s loan agreements (see Note 5).

EuroDry Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

4. Related Party Transactions

Details of the Company’s transactions with related parties did not change in the six-month period ended June 30, 2022 and are discussed in Note 6 of the Company’s consolidated financial statements for the year ended December 31, 2021, included in the 2021 Annual Report.

Each of the Company’s vessel owning companies is party to a management agreement with one of the Management Companies, both of which are controlled by members of the Pittas family, whereby the Management Companies provide technical and commercial vessel management for a fixed daily fee of Euro 685 and Euro 720 for the six months ended June 30, 2021 and 2022, respectively, under the Company’s Master Management Agreements (“MMA”) with the Management Companies. Vessel management fees paid to the Management Companies amounted to $1,085,825 and $1,464,064 in the six-month periods ended June 30, 2021 and 2022, respectively. The MMAs were renewed effective May 30, 2018 for an additional five-year term until May 30, 2023 with the 5% volume discount permanently incorporated in the daily management fee. The daily management fee was adjusted for inflation at Euro 720 for the year 2022 from Euro 685 in the year 2021 and may be adjusted annually for inflation in the Eurozone. These fees are recorded under "Related party management fees" in the unaudited condensed consolidated statements of operations.

In addition to the vessel management services, the Manager provides the Company with the services of its executives, services associated with the Company being a public company and other services to the Company’s subsidiaries. For each of the six months ended June 30, 2021 and 2022, compensation paid to the Manager for such additional services to the Company was $625,000. This amount is included in “General and administrative expenses” in the unaudited condensed consolidated statements of operations.

Amounts due to or from related company represent net disbursements and collections made on behalf of the vessel-owning companies by the Management Companies during the normal course of operations for which a right of offset exists. As of December 31, 2021 and June 30, 2022, the amount due to and due from related companies was $244,587 and $1,923,892, respectively.

The Company uses brokers for various services, as is industry practice. Eurochart S.A., an affiliated company controlled by certain members of the Pittas family, provides vessel sale and purchase services, and chartering services to the Company whereby the Company pays commission of 1% of the vessel sales price and 1.25% of charter revenues. A commission of 1% of the purchase price is also paid to Eurochart by the seller of the vessel for acquisitions the Company makes using Eurochart's services. Commissions to Eurochart S.A. for chartering services were $300,570 and $521,107 for the six-month periods ended June 30, 2021 and 2022, respectively, recorded in “Commissions” in the unaudited condensed consolidated statements of operations. In February 2022, the Company paid $210,000 to Eurochart S.A. for the acquisition of M/V “Molyvos Luck”, which was agreed to be paid by the buyers, as per the relevant memorandum of agreement entered with the sellers and has been capitalized to the cost of the vessel.

EuroDry Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

4. Related Party Transactions - continued

Certain members of the Pittas family, together with another unrelated ship management company, have formed a joint venture with the insurance broker Sentinel Maritime Services Inc. (“Sentinel”). Technomar Crew Management Services Corp (“Technomar”) is a company owned by certain members of the Pittas family, together with two other unrelated ship management companies, which provides crewing services. Sentinel is paid a commission on insurance premiums not exceeding 5%; Technomar is paid a fee of about $50 per crew member per month. Total fees charged by Sentinel and Technomar were $21,357 and $36,437 in the first six months of 2021, respectively. In the first six months of 2022, total fees charged by Sentinel and Technomar were $37,086 and $74,075, respectively. These amounts are recorded in “Vessel operating expenses” in the accompanying unaudited condensed consolidated statements of operations.

On  May 10, 2021, the Company reached an agreement with a related party, Ergina Shipping Ltd. (“Ergina”), a company controlled by the Pittas family and affiliated with the Company’s Chief Executive Officer, to draw a loan of $6,000,000, which was used by the Company to partly finance the acquisition of M/V “Blessed Luck”. The loan was set to mature on  May 31, 2022. The interest rate applied was 8% per annum. Interest on the loan was payable quarterly. Within the second quarter of 2021 the Company paid $25,533 for interest. On  June 4, 2021, Ergina exercised its right to convert part of the outstanding balance of the loan, amounting to $3,300,000, into the Company’s common shares as per the terms of the loan agreement. As a result, on  June 4, 2021, the Company issued 180,308 shares to Ergina. The conversion price was the lowest closing price over the fifteen business days prior to the conversion notice as per the terms of the loan, amounting to approximately $18.30 per share. The Company incurred a loss on the extinguishment of the above debt of $1,647,654, deriving from the difference between the conversion price and the closing price of the Company’s common shares on the Nasdaq Capital Market on the date of issuance of approximately $27.44 per share. This amount is recorded under “Loss on debt extinguishment” in the accompanying unaudited condensed consolidated statements of operations for the six-month period ended June 30, 2021. The remaining amount of $2,700,000 was repaid earlier than scheduled on  September 29, 2021.

EuroDry Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

5. Long-Term Bank Loans

These consist of bank loans of the ship-owning companies. Outstanding long-term bank loans as of December 31, 2021 and June 30, 2022 are as follows:

Borrower	December 31, 2021	June 30, 2022
Kamsarmax One Shipping Ltd. / Ultra One Shipping Ltd.	25,200,000	24,200,000
Kamsarmax Two Shipping Ltd.	13,250,000	12,600,000
Light Shipping Ltd. / Good Heart Shipping Ltd.	20,900,000	18,700,000
Eirini Shipping Ltd.	4,370,000	3,950,000
Blessed Luck Shipowners Ltd.	7,250,000	5,750,000
Areti Shipping Ltd. / Pantelis Shipping Ltd.	8,400,000	6,600,000
	79,370,000	71,800,000
Less: Current portion	(14,140,000)	(23,240,000)
Long-term portion	65,230,000	48,560,000
Deferred charges, current portion	190,280	185,373
Deferred charges, long-term portion	527,053	436,824
Long-term bank loans, current portion net of deferred charges	13,949,720	23,054,627
Long-term bank loans, long-term portion net of deferred charges	64,702,947	48,123,176

The future annual loan repayments are as follows:

To June 30:
2023	23,240,000
2024	8,640,000
2025	10,490,000
2026	4,080,000
2027	16,750,000
Thereafter	8,600,000
Total	71,800,000

Details of the loans are discussed in Note 7 of the Company’s consolidated financial statements for the year ended December 31, 2021, included in the 2021 Annual Report.

EuroDry Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated financial statements

(All amounts expressed in U.S. Dollars)

5. Long-Term Bank Loans - continued

The Company’s bank loans are secured with one or more of the following:

●	first priority mortgage over the respective vessels on a joint and several basis.
●	first assignment of earnings and insurance.
●	a corporate guarantee of EuroDry Ltd.
●	a pledge of all the issued shares of each borrower.

The loan agreements also contain covenants such as minimum requirements regarding the security cover ratio (the ratio of fair value of vessel to outstanding loan less cash in retention accounts ranging from 120% to 130%), restrictions as to changes in management and ownership of the ship-owning companies, distribution of profits or assets (i.e. not permitting dividend payment or other distributions in cases that an event of default has occurred), additional indebtedness and mortgage of vessels without the lender’s prior consent, sale of vessels, maximum fleet-wide leverage, sale of capital stock of the Company’s subsidiaries, ability to make investments and other capital expenditures, entering in mergers or acquisitions, minimum cash balance requirements and minimum cash retention accounts (restricted cash). The loan agreements also require the Company to make deposits in retention accounts with certain banks that can only be used to pay the current loan installments. Minimum cash balance requirements are in addition to cash held in retention accounts. These cash deposits amounted to $2,679,940 and $2,816,018 as of December 31, 2021 and June 30, 2022, respectively, and are included in "Restricted cash" under "Current assets" and "Long-term assets" in the unaudited condensed consolidated balance sheets. As of June 30, 2022, the Company satisfied all its debt covenants.

Interest expense, including loan fee amortization for the six-month periods ended June 30, 2021 and 2022 amounted to $1,121,172 and $1,405,623, respectively.

EuroDry Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated financial statements

(All amounts expressed in U.S. Dollars)

6. Commitments and Contingencies

There are no material legal proceedings to which the Company is a party or to which any of its properties are subject, other than routine litigation incidental to the Company's business.  In the opinion of the management, the disposition of these lawsuits should not have a material impact on the consolidated results of operations, financial position and cash flows.

As of June 30, 2022, future gross minimum revenues under non-cancellable time charter agreements total $11.2 million which is due in the period ending June 30, 2023. This amount does not include the future gross minimum revenues under non-cancellable time charter agreements of M/V "Xenia.", M/V "Ekaterini" and M/V "Starlight", which are on index linked charter parties. In arriving at the future gross minimum revenues, the Company has deducted an estimated one off-hire day per quarter. Such off-hire estimate may not be reflective of the actual off-hire in the future. In addition, the actual revenues could be affected by early delivery of the vessel by the charterers or any exercise of the charterers’ options to extend the terms of the charters, which however cannot be estimated and hence not reflected above.

EuroDry Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated financial statements

(All amounts expressed in U.S. Dollars)

7. Stock Incentive Plan

A summary of the status of the Company’s unvested shares as of January 1, 2022, and changes during the six-month period ended June 30, 2022, are presented below:

Unvested Shares	Shares	Weighted-Average Grant-Date Fair Value
Unvested on January 1, 2022	72,100	15.67
Granted	-	-
Vested	-	-
Unvested on June 30, 2022	72,100	15.67

As of June 30, 2022, there was $678,795 of total unrecognized compensation cost related to unvested share-based compensation arrangements granted. That cost is expected to be recognized over a weighted-average period of 0.61 years. The share-based compensation recognized relating to the unvested shares was $107,972 and $365,379 for the six-month periods ended June 30, 2021 and 2022, respectively, and is included within “General and administrative expenses” in the unaudited condensed consolidated statements of operations.

EuroDry Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

8. Earnings Per Share

Basic and diluted earnings per common share is computed as follows:

	For the six months ended June 30,
	2021	2022
Income:
Net income	3,082,679	21,112,528
Dividends to Series B Preferred shares	(570,925)	-
Preferred deemed dividend	(120,000)	-
Net income attributable to common shareholders	2,391,754	21,112,528
Weighted average common shares – outstanding, basic	2,322,588	2,872,966
Basic earnings per share	1.03	7.35

Effect of dilutive securities:
Dilutive effect of unvested shares	42,291	38,771
Weighted average common shares – outstanding, diluted	2,364,879	2,911,737
Diluted earnings per share	1.01	7.25

The Company excluded the effect of its Series B preferred shares on June 30, 2021, as they were anti-dilutive.

EuroDry Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

9. Preferred shares

A summary of the Company's “Preferred shares” is discussed in Note 14 of the Company’s consolidated financial statements for the year ended December 31, 2021, included in the 2021 Annual Report.

On  January 29, 2021, the Company agreed to redeem $3.0 million of its Series B Preferred Shares. In parallel with the redemption, the holders of the remaining Series B Preferred Shares agreed to reduce the annual dividend rate to 8% for two years from the 14% per annum level it was set to increase on  January 29, 2021. The difference between (1) the fair value of the consideration transferred to the holders of the EuroDry Series B Preferred Shares (comprising the cash payment offered) and (2) the carrying amount of the Series B Preferred Shares before the redemption (net of issuance costs) amounted to $120,000, and was recorded as preferred deemed dividend.

On  December 16, 2021, the Company agreed to redeem all the outstanding balance of its Series B Preferred Shares amounting to $13,606,000.

For the six-month period ended  June 30, 2021, the Company declared two consecutive dividends totaling $570,925, which were paid in cash within the third quarter of 2021.

EuroDry Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

10. Financial Instruments

The principal financial assets of the Company consist of cash and cash equivalents, restricted cash, trade accounts receivable, other receivables, derivatives and amount due from related companies. The principal financial liabilities of the Company consist of long-term bank loans, derivatives, trade accounts payable, accrued expenses and amount due to related companies.

Interest rate risk

The Company enters into interest rate swap contracts as economic hedges to manage some of its exposure to variability in its floating rate long-term bank loans. Under the terms of the interest rate swaps the Company and the bank agree to exchange, at specified intervals, the difference between a paying fixed rate and receiving floating rate interest amount calculated by reference to the agreed principal amounts and maturities. Interest rate swaps allow the Company to convert long-term borrowings issued at floating rates into equivalent fixed rates. Even though the interest rate swaps were entered into for economic hedging purposes, they do not qualify for accounting purposes as fair value hedges, under the guidance relating to Derivatives and Hedging, as the Company does not have currently written contemporaneous documentation identifying the risk being hedged and, both on a prospective and retrospective basis, performing an effectiveness test to support that the hedging relationship is highly effective. Consequently, the Company recognizes the change in fair value of these derivatives in “(Loss) / gain on derivatives, net” in the unaudited condensed consolidated statements of operations. As of June 30, 2022, the Company had five open swap contracts for a notional amount of $40.0 million.

Concentration of credit risk

Financial instruments, which potentially subject the Company to significant concentration of credit risk consist primarily of cash and trade accounts receivable and derivative instruments. The Company places its temporary cash investments, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluation of the relative credit standing of these financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with trade accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its trade accounts receivable. The Company may be exposed to credit risk in the event of non-performance by its counterparties to derivative instruments; however, the Company limits its exposure by transacting with counterparties with high credit ratings.

Fair value of financial instruments

The estimated fair values of the Company's financial instruments such as cash and cash equivalents, restricted cash and amount due to / from related companies approximate their individual carrying amounts as of December 31, 2021 and June 30, 2022, due to their short-term maturity.  Cash and cash equivalents and restricted cash are considered Level 1 items as they represent liquid assets with short-term maturities. The fair value of the Company’s long-term bank loans, bearing interest at variable interest rates approximates their recorded values as of June 30, 2022, due to the variable interest rate nature thereof. LIBOR rates are observable at commonly quoted intervals for the full terms of the loans and hence fair values of the long-term bank loans are considered Level 2 items in accordance with the fair value hierarchy due to their variable interest rate, being the LIBOR.

EuroDry Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

10. Financial Instruments - continued

Fair value of financial instruments - continued

The Company follows guidance relating to “Fair value measurements”, which establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosure about fair value measurements.  This statement enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities;

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;

Level 3: Unobservable inputs that are not corroborated by market data.

The fair value of the Company's investment in forward freight agreement (“FFA”) contracts is determined based on quoted prices from the applicable exchanges and therefore is considered Level 1 of the fair value hierarchy as defined in guidance relating to "Fair value measurements".

The fair value of the Company’s interest rate swap agreements is determined using a discounted cash flow approach based on market-based LIBOR swap rates.  LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered Level 2 items. The fair values of the interest rate swap determined through Level 2 of the fair value hierarchy as defined in guidance relating to “Fair value measurements” are derived principally from or corroborated by observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined.

EuroDry Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

10. Financial Instruments - continued

Fair value of financial instruments - continued

Recurring Fair Value Measurements

		Fair Value Measurement as of December 31, 2021
	Balance Sheet Location	Total,	(Level 1)	(Level 2)	(Level 3)

Assets
Interest rate swap contracts, long term portion	Assets, long-term asset portion	$210,113	-	$210,113	-

Liabilities
Interest rate swap contracts, current portion	Derivatives, current liability portion	$289,430	-	$289,430	-

		Fair Value Measurement as of June 30, 2022
	Balance Sheet Location	Total,	(Level 1)	(Level 2)	(Level 3)
Assets
Interest rate swap contracts, current portion	Assets, current asset portion	$466,531	-	$466,531	-
FFA contracts, current portion	Assets, current asset portion	$482,670	$482,670	-	-
Interest rate swap contracts, long-term portion	Assets, long-term asset portion	$640,630	-	$640,630	-

Certain of the Company’s derivative financial instruments discussed above require the Company to periodically post additional collateral depending on the level of any open position under such financial instruments, which as of December 31, 2021 and June 30, 2022 amounted to nil and $475,831, respectively, and are included within “Restricted cash, current” in the unaudited condensed consolidated balance sheets.

EuroDry Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

10. Financial Instruments - continued

Fair value of financial instruments - continued

The amount of (loss) / gain on derivatives, net recognized in the unaudited condensed consolidated statements of operations, is analyzed as follows:

Derivative not designated as hedging instrument	Location of (loss)/gain recognized	Six Months Ended June 30, 2021	Six Months Ended June 30, 2022
Interest rate swap contracts– Unrealized gain	(Loss) / gain on derivatives, net	282,009	1,186,478
Interest rate swap contracts - Realized loss		(147,164)	(193,349)
FFA contracts – Unrealized (loss) / gain		(4,130,661)	482,670
FFA contracts – Realized loss		(1,318,589)	-
Total (loss) / gain on derivatives		(5,314,405)	1,475,799

EuroDry Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

11. Subsequent Events

The following events occurred after June 30, 2022:

(a)

On August 8, 2022, the Company announced that its Board of Directors has approved a share repurchase program for up to a total of $10 million of the Company's common stock. The Board will review the program after a period of 12 months. Share repurchases will be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of purchases under the program will be determined by management based upon market conditions and other factors. The program does not require the Company to purchase any specific number or amount of shares and may be suspended or reinstated at any time at the Company's discretion and without notice. In September and October 2022, the Company under its share repurchase program repurchased and cancelled 108,963 common shares for an aggregate consideration of approximately $1.5 million.

(b)

On September 19, 2022, the Company signed an agreement to sell M/V "Pantelis", a 74,020 dwt vessel, built in 2000, for the gross amount of $9.7 million. The Company decided to sell this vessel to concentrate its drybulk fleet on more modern, eco-built, fuel-efficient vessels, in alignment with its overall Environmental, Social and Governance (“ESG”) strategy. The Company is expected to record a gain on sale of approximately $3 million. The vessel is expected to be delivered to its buyers by mid- October 2022.

(c)

On September 30, 2022, the Company signed and drew a term loan facility amounting to $20,000,000 from Piraeus Bank S.A., in order to post-delivery finance part of the acquisition cost of M/V “Molyvos Luck” and M/V “Santa Cruz”. The loan is payable in twenty consecutive quarterly installments, comprising four instalments of $975,000 each and sixteen instalments of $525,000 each, followed by a balloon instalment of $7,700,000, payable together with the last instalment. The interest rate margin is 2.25% over term Secured Overnight Financing Rate (“term SOFR”). The loan is secured with (i) first priority mortgages over M/V “Molyvos Luck” and M/V “Santa Cruz”, (ii) first assignment of earnings and insurance of the aforementioned vessels and (iii) other covenants and guarantees similar to the remaining loans of the Company.